SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934*

                         Silver King Communications, Inc.

                                 (Name of Issuer)

                     Common Stock, par value $.01 per share

                          (Title of Class of Securities)

                                    827740101

                                  (CUSIP Number)

 Stephen M. Brett, Esq.                     Pamela S. Seymon, Esq.
 Senior Vice President                      Wachtell, Lipton, Rosen &
 and General Counsel                        Katz
 Tele-Communications, Inc.                  51 West 52nd Street
 5619 DTC Parkway                           New York, New York 10019
 Englewood, CO  80111                       (212) 403-1000
 (303) 267-5500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 1996

             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Note: This Statement constitutes Amendment No. 5 of a Report on Schedule 13D of each of Barry Diller and the Reporting Group, Amendment No. 7 of a Report on
                   Schedule 13D of Tele-Communications, Inc. and Amendment No. 1 of a Report on Schedule 13D of BDTV INC.


                                Page 1 of 10 pages

         CUSIP No. 827740101

              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   TELE-COMMUNICATIONS, INC.
                   84-1260157

              (2)  Check the Appropriate Box if a Member of a Group
                                                           (a) [X]
                                                           (b) [ ]

              (3)  SEC Use Only

              (4)  Source of Funds
                                  00

              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            [  ]

              (6)  Citizenship or Place of Organization

                   Delaware

         Number of      (7)  Sole Voting Power                 0 shares
         Shares Bene-
         ficially       (8)  Shared Voting Power           21,727,595 shares
         Owned by
         Each Report-        (9)  Sole Dispositive Power   0 shares
         ing Person
         With                (10) Shared Dispositive Power 21,727,595 shares

              (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   21,727,595 shares

              (12) Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Barry Diller on November 27, 1995, which are subject to consummation of the transactions, and options to purchase 1,421,885 shares of Common Stock granted on August 24, 1995 and options to purchase 13,300,000 shares of HSN Common Stock held by Mr. Diller, none of which are currently vested or exercisable and none of which will become exercisable within 60 days. See Item 5.

              (13) Percent of Class Represented by Amount in Row (11)

                                  41%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 80% of the voting power of the Company.

              (14) Type of Reporting Person (See Instructions)

                                  CO


                                Page 2 of 10 pages

         CUSIP No. 827740101

              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   Barry Diller

              (2)  Check the Appropriate Box if a Member of a Group
                                                           (a) [X]
                                                           (b) [ ]

              (3)  SEC Use Only

              (4)  Source of Funds
                                  PF

              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            [  ]

              (6)  Citizenship or Place of Organization



         Number of      (7)  Sole Voting Power                 0 shares
         Shares Bene-
         ficially       (8)  Shared Voting Power           21,727,595 shares
         Owned by
         Each Report-        (9)  Sole Dispositive Power   0 shares
         ing Person
         With           (10) Shared Dispositive Power      21,727,595 shares

              (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   21,727,595 shares

              (12) Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Barry Diller on November 27, 1995, which are subject to consummation of the transactions, and options to purchase 1,421,885 shares of Common Stock granted on August 24, 1995 and options to purchase 13,300,000 shares of HSN Common Stock held by Mr. Diller, none of which are currently vested or exercisable and none of which will become exercisable within 60 days. See Item 5.

              (13) Percent of Class Represented by Amount in Row (11)

                                  41%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 80% of the voting power of the Company.

              (14) Type of Reporting Person (See Instructions)

                                  IN


                                Page 3 of 10 pages

         CUSIP No. 827740101

              (1)  Names of Reporting Persons S.S. or I.R.S.
                   Identification Nos. of Above Persons

                   BDTV INC.

              (2)  Check the Appropriate Box if a Member of a Group
                                                           (a) [X]
                                                           (b) [ ]

              (3)  SEC Use Only

              (4)  Source of Funds


              (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            [  ]

              (6)  Citizenship or Place of Organization

                   Delaware

         Number of      (7)  Sole Voting Power                 0 shares
         Shares Bene-
         ficially       (8)  Shared Voting Power           21,727,595 shares
         Owned by
         Each Report-        (9)  Sole Dispositive Power   0 shares
         ing Person
         With                (10) Shared Dispositive Power 21,727,595 shares

              (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   21,727,595 shares

              (12) Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares      [X]
                   Excludes options to purchase 625,000 shares of Common Stock granted to Barry Diller on November 27, 1995, which are subject to consummation of the transactions, and options to purchase 1,421,885 shares of Common Stock granted on August 24, 1995 and options to purchase 13,300,000 shares of HSN Common Stock held by Mr. Diller, none of which are currently vested or exercisable and none of which will become exercisable within 60 days. See Item 5.

              (13) Percent of Class Represented by Amount in Row (11)

                                  41%
                   Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Report-ing Persons may be deemed to beneficially own equity securities of the Company representing approximately 80% of the voting power of the Company.

              (14) Type of Reporting Person (See Instructions)

                                  CO


                                Page 4 of 10 pages





                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                  SCHEDULE 13D/A

                                   Statement Of

                            TELE-COMMUNICATIONS, INC.,

                                   BARRY DILLER

                                       and

                                    BDTV INC.

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                         SILVER KING COMMUNICATIONS, INC.


                   This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Silver King Communications, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 7 to the TCI Schedule 13D. In addition, the Report on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Barry Diller Schedule 13D" and the "Reporting Group Schedule 13D," respectively), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 5 to each of the Barry Diller Schedule 13D and the Reporting Group Schedule 13D. This Report on Schedule 13D also constitutes Amendment No. 1 to the Report on Schedule 13D of BDTV INC., formerly Silver Management Company, a Delaware corporation ("BDTV"), originally filed with the Commission on August 16, 1996 (the "BDTV Schedule 13D"). Barry Diller, TCI, and BDTV (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other


                                Page 5 of 10 pages





         Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.


         Item 3.   Source and Amount of Funds or Other Consideration.

                   The information contained in Item 3 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   The information set forth in Items 4-6 below is hereby incorporated herein by reference. The 17,566,702 shares of HSN Common Stock and the 20,000,000 shares of HSN Class B Stock owned by Liberty are held by Liberty HSN, Inc., an indirect wholly owned subsidiary of Liberty. The 100,000 shares of HSN Common Stock owned by Barry Diller were acquired with personal funds. Pursuant to the HSN Merger Agreement (as defined below and filed as an exhibit hereto), these shares of HSN stock will be converted into the right to receive 0.45 of a share of Common Stock (with respect to shares of HSN Common Stock) or 0.54 of a share of Class B Stock (with respect to shares of HSN Class B Stock).


         Item 4.   Purpose of Transaction.

                   The information contained in Item 4 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   As previously reported, in light of the limitations relating to increases in TCI's percentage equity ownership of the Company contained in the FCC June Order, Mr. Diller and TCI had begun discussions with respect to a restructuring of the proposed transactions contemplated by the Liberty HSN Merger Agreement and the Exchange Agreement or a possible alternative transaction relating to HSN. In this regard, Mr. Diller and TCI considered a transaction which would result in a merger of a subsidiary of the Company into HSN (the "HSN Merger") while a portion of TCI's consideration in the HSN Merger would consist of a contingent right to acquire Company shares and a portion of its interest in HSN would become an interest in the surviving corporation in the HSN Merger. Such contingent right and such interest in the surviving corporation would each be exchangeable into Company shares, in each case, when and as permitted under applicable FCC regulations, including the FCC June Order. On August 25, 1996, the Boards of Directors of the Company and HSN (based, in the case of HSN, upon the recommendation of a special committee of independent members of the Board of Directors of HSN) approved a merger transaction and related transactions pursuant to which a wholly owned subsidiary of the Company ("Sub") would be merged with and into HSN, with the result that HSN would be the surviving corporation and become an 80.1% owned subsidiary of the Company following the HSN Merger (with TCI owning the remaining 19.9% interest in the surviving corporation). In connection with the HSN Merger, substantially all of TCI's shares of HSN Class B Stock would be converted into Class B Stock, substantially all of which would then be contributed to an entity ("BDTV II") in which Mr. Diller owns all of the voting equity interests and TCI owns a non-voting equity interest (which non-voting interest constitutes substantially all the equity of BDTV II) and which (other than with respect to certain fundamental corporate actions) is controlled by Mr. Diller.

                   If the HSN Merger is consummated, HSN would become a consolidated subsidiary of the Company.


                                Page 6 of 10 pages





                   In connection with the execution of the HSN Merger Agreement (as defined below), HSN, Liberty, Liberty HSN, Mr. Diller, Arrow Holdings, LLC and BDTV entered into a voting agreement, dated August 25, 1996 (the "Voting Agreement"), pursuant to which such entities agreed to vote or cause to be voted shares of Company Stock owned by each of them in favor of the issuance of Company Stock in connection with the HSN Merger and any other related matter to be voted upon by Company stockholders in connection with the consummation of the HSN Merger. In addition, pursuant to such Voting Agreement, such entities agreed not to sell, transfer or otherwise dispose of the TCI HSN Shares except pursuant to the HSN Merger or following a termination of the HSN Merger Agreement. The Voting Agreement is filed as an exhibit hereto. Certain Liberty entities have also entered into a similar voting agreement with the Company with respect to the TCI HSN Shares, which agreement is filed as an exhibit hereto.


         Item 5.   Interest in Securities of the Issuer.

                   The information set forth in Item 5 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:

                   If the HSN Merger is consummated, 19,260,859 shares of HSN Class B Stock held by TCI entities would be converted into 7,756,564 shares of Class B Stock and the contingent right to acquire 2,644,299 shares of Class B Stock. 739,141 shares of HSN Class B Stock held by TCI entities would be exchanged for an equal number of shares of Class B common stock of the surviving corporation and 17,566,702 shares of HSN Common Stock held by Liberty entities would be exchanged for a like number of shares of common stock of the surviving corporation. Such shares of the surviving corporation would be exchangeable for shares of Common Stock and Class B Stock at the same ratios applicable to the HSN Common Stock and HSN Class B Common Stock specified in the HSN Merger Agreement. In addition, 100,000 shares of HSN Common Stock held by Mr. Diller would be converted into 45,000 shares of Common Stock.

                   After giving effect to the HSN Merger, including the exchange by TCI of shares of stock of the surviving corporation for shares of Company Stock, without giving effect to the pend-ing Savoy Merger and based on the number of shares of Common Stock and Class B Stock outstanding as of August 5, 1996, the Reporting Persons estimate that they would beneficially own collectively approximately 40% of the outstanding common equity of the Company and shares of Common Stock and Class B Stock representing approximately 80% of the outstanding voting power with respect to matters as to which the holders of Class B Stock and Common Stock vote together as a single class. Such amounts do not include shares of Common Stock subject to Options with respect to 1,426,885 shares of Common Stock, the Additional Options with respect to 625,000 shares of Common Stock, or options to purchase 13,300,000 shares of HSN Common Stock (which, upon the HSN Merger, will be converted into options to purchase 5,985,000 shares of Common Stock), each of which is held by Mr. Diller and none of which is currently vested or currently exercisable or becomes exercisable in the next 60 days.


         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer.

                   The information contained in Item 6 of the TCI
         Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information:


                                Page 7 of 10 pages





                   The information set forth in Item 4 above is hereby incorporated by reference herein.

                   Pursuant to the terms of the Agreement and Plan of Exchange and Merger (the "HSN Merger Agreement"), dated as of August 25, 1996, by and among the Company, HSN, Sub and Liberty HSN (the subsidiary of TCI which holds the TCI HSN Shares), holders of HSN Common Stock would receive 0.45 of a share of Common Stock for each share of HSN Common Stock. Each share of HSN Class B Stock, which is held solely by TCI, would be converted into 0.54 of a share of Class B Stock in the HSN Merger. In order to comply with the FCC June Order (which limited TCI's percentage equity interest in Silver King to 21.37% unless prior FCC approval was obtained), TCI agreed in the HSN Merger Agreement (i) that it would exchange 17,566,702 shares of HSN Common Stock and 739,141 shares of HSN Class B Stock with Sub prior to the HSN Merger, which shares would become shares of common stock and Class B common stock of the surviving corporation in the HSN Merger and, upon TCI being entitled to own such shares in accordance with applicable FCC regulations, would be exchanged (pursuant to an exchange agreement to be entered into by Silver King and Liberty HSN prior to the HSN Merger) into HSN Common Stock and Class B Stock at the same rate such HSN shares would have been con-verted into Common Stock and Class B Stock in the HSN Merger, and (ii) that approximately 2.6 million of the approximately
         10.4 million shares of Class B Stock which TCI would be entitled to receive in the HSN Merger would become "Contingent Shares" to be issued to TCI at such time as TCI would be entitled, under applicable FCC regulations, to own such shares. In the event that any Contingent Shares remained to be issued after the third anniversary of the HSN Merger, such shares would also be issuable to TCI at such time as it received an FCC approval allowing TCI to own such shares for a limited period of time in order to effect the disposition of such shares or at such time as it would otherwise be permitted to own such shares under the FCC regulations, in any case on or before the fifth anniversary of the HSN Merger. If such Contingent Shares are issued to TCI after the third anniversary of the HSN Merger and sold by it, the Company will be obligated to issue to TCI an additional number of shares to compensate it for certain taxes payable as a result of such sale.

                   The consummation of the HSN Merger is subject to a number of conditions, including, but not limited to, approval by the HSN stockholders (which will include, in addition to the stockholder approval required under Delaware law, approval by the holders of a majority of the HSN Common Stock voting at the meeting at which the HSN Merger is to be considered, excluding Liberty) and approval by Company stockholders of the issuance of the shares of Common Stock and Class B Stock in the HSN Merger (including the future issuances to TCI of the Contingent Shares and the shares issuable to TCI upon the exchange of its shares of the surviving corporation), and the receipt of certain regulatory consents and approvals, including approval or review by the FCC of certain matters. If the HSN Merger is not consummated by September 1, 1997, each of the Company, HSN and TCI has the right to terminate the transaction. There can be no assurance that these conditions will be met.

                   In connection with the execution of the HSN Merger Agreement, Liberty and Mr. Diller also entered into a letter agreement, dated as of August 25, 1996 (the "Amendment Agreement"), which amended the Stockholders Agreement and by its terms superseded the amendment to the Stockholders Agreement entered into by Mr. Diller and Liberty on November 27, 1995. The Amendment Agreement does not effect a material change in the relationship between Mr. Diller and Liberty with respect to Company equity securities as previously described in the Reporting Group Schedule 13D, except that Mr. Diller no longer has an obligation to use reasonable best efforts to cause a designee of TCI to serve on the Board of Directors of HSN. As described in the Reporting Group Schedule 13D,


                                Page 8 of 10 pages





         Mr. Diller has the right to exercise voting authority over all Company equity securities owned by TCI, subject to certain restrictions. The Company securities acquired by TCI in the HSN Merger, including shares acquired in connection with the contingent interest and upon exchange of securities of the surviving corporation in the HSN Merger, will be subject to the Stockholders Agreement.

                   The parties to the Liberty HSN Merger Agreement, dated November 27, 1995, and the Exchange Agreement, dated November 27, 1995, entered into a Termination Agreement, dated as of August 25, 1996 which terminated the Merger Agreement and the Exchange Agreement upon execution and delivery of the HSN Merger Agreement.

                   The foregoing summary descriptions of the HSN Merger Agreement, the Amendment Agreement, the Voting Agreement and the Termination Agreement are qualified in their entirety by reference to the complete texts of such agreements, filed as Exhibits hereto and incorporated herein by reference.


         Item 7.   Material to be Filed as Exhibits.

         18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.

         19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.

         20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV INC, Liberty Program Investments, Inc., and Liberty HSN, Inc.

         21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.

         22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV INC., and Home Shopping Network, Inc.

         23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.










                                Page 9 of 10 pages





                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  August 29, 1996


                                       TELE-COMMUNICATIONS, INC.



                                       By: /s/ Stephen M. Brett
                                           Name: Stephen M. Brett
                                           Title:  Senior Vice President
                                                   and
                                                   General Counsel


                                       /s/ Barry Diller
                                       Barry Diller


                                       BDTV INC.



                                       By: /s/ Barry Diller
                                           Name: Barry Diller
                                           Title:President























                               Page 10 of 10 pages





                                  EXHIBIT INDEX


                                                               Seq. Pg. No.

         1. Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

         2.   Definitive Term Sheet regarding Stockholders
              Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         3.   Definitive Term Sheet regarding Equity
              Compensation Agreement, dated as of August
              24, 1995, by and between the Company and Mr.
              Diller.*

         4.   Press Release issued by the Company and Mr.
              Diller, dated August 25, 1995.*

         5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

         7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr.
              Diller.*

         8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver
              Management Company, Liberty Program
              Investments, Inc. and Liberty HSN, Inc.*

         9.   Exchange Agreement, dated as of November 27,
              1995, by and between Silver Management
              Company and Silver King Communications,
              Inc.*

         10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King
              Communications, Inc., Thames Acquisition
              Corp. and Savoy Pictures Entertainment,
              Inc.*

         11.  Voting Agreement, dated as of November 27,
              1995, by and among Certain Stockholders of the Company and Savoy Pictures
              Entertainment, Inc.*

         12.  Letter Agreement, dated March 22, 1996, by
              and between Liberty Media Corporation and
              Barry Diller.*
         _____________________
         *    Previously filed.





         13.  In re Applications of Roy M. Speer and
              Silver Management Company, Federal
              Communications Commission Memorandum and
              Order, adopted March 6, 1996 and released
              March 11, 1996.*

         14.  In re Applications of Roy M. Speer and
              Silver Management Company, Request for
              Clarification of Silver Management Company, dated April 10, 1996.*

         15.  In re Applications of Roy M. Speer and
              Silver Management Company, Federal
              Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14,
              1996.*

         16. Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

         17.  Amended and Restated Certificate of
              Incorporation of BDTV INC.*

         18.  Press Release issued by the Company and Home
              Shopping Network, Inc., dated August 26,
              1996.

         19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc.,
              House Acquisition Corp., and Liberty HSN,
              Inc.

         20.  Termination Agreement, dated as of August
              25, 1996, among the Company, BDTV INC,
              Liberty Program Investments, Inc., and
              Liberty HSN, Inc.

         21.  Voting Agreement, dated as of August 25,
              1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.

         22.  Voting Agreement, dated as of August 25,
              1996, by and among Barry Diller, Liberty
              Media Corporation, Arrow Holdings, LLC, BDTV
              INC., and Home Shopping Network, Inc.

         23.  Letter Agreement, dated as of August 25,
              1996, by and between Liberty Media
              Corporation and Barry Diller.
         _____________________
         *    Previously filed.